DESCRIPTION OF REGISTERED SECURITIES OF CIMPRESS PLC

Our capital structure

Cimpress plc has an authorized share capital of €2,000,000 comprising 100,000,000 ordinary shares of €0.01 each and 100,000,000 preferred shares of €0.01 each.

Cimpress plc has registered its ordinary shares pursuant to Section 12(b) of the Securities Exchange Act.

Voting rights

Each of our ordinary shares is entitled to one vote. Under our Constitution, holders of at least a simple majority of the shares issued and entitled to vote at a general meeting of shareholders constitute a quorum.

Under the Irish Companies Act and our Constitution, certain matters require “ordinary resolutions,” which must be approved by at least a majority of the votes cast by shareholders at a general meeting, and certain other matters require “special resolutions,” which require the affirmative vote of at least 75% of the votes cast by shareholders at a general meeting.

An ordinary resolution is needed (among other matters) to: remove a director; provide, vary or renew the directors’ authority to allot shares and to appoint directors (where appointment is by shareholders).

A special resolution is needed (among other matters) to: alter a company’s constitution, exclude statutory preemptive rights on allotment of securities for cash (up to five years); reduce a company’s share capital; re-register a public company as a private company (or vice versa); and approve a scheme of arrangement.

Preemptive rights

Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, our shareholders have authorized our Board of Directors to opt out of these preemption rights with respect to ordinary shares with an aggregate nominal value amount up to a maximum of 20% of our issued and outstanding share capital. This authorization expires 18 months after our last annual general meeting of shareholders, and we generally seek renewal of the authorization for an additional 18 months at each annual general meeting of shareholders. Renewal of this authorization requires 75% of the votes cast at a general meeting of shareholders, and if the authorization is not renewed, our ordinary shares issued for cash must be offered to our existing shareholders on a pro rata basis to their existing shareholdings before our ordinary shares may be issued to any new shareholders.

Statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition); (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution); or (iii) where shares are issued pursuant to an employee stock option or similar equity plan.

Rotating terms of Board of Directors

The members of our Board of Directors serve for rotating terms of up to three years.